UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29914 / January 4, 2012

_____

In the Matter of   :
                                                                          :
SEASONS SERIES TRUST   :
SUNAMERICA SERIES TRUST   :
One SunAmerica Center   :
Los Angeles, California 90067   :
                                                                          :
VALIC COMPANY II   :
THE VARIABLE ANNUITY LIFE INSURANCE   :
        COMPANY   :
AMERICAN GENERAL DISTRIBUTORS, INC.   :
2929 Allen Parkway   :
Houston, Texas 77019   :
                                                                          :
SUNAMERICA ASSET MANAGEMENT CORP.   :
SUNAMERICA SERIES, INC.   :
SUNAMERICA CAPITAL SERVICES INC.   :
Harborside Financial Center   :
3200 Plaza 5   :
Jersey City, NJ 07311-4992   :
                                                                          :
(812-13952)   :
                                                                          :
_____ :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Seasons Series Trust, SunAmerica Series Trust, VALIC Company II, SunAmerica Series,
Inc., SunAmerica Asset Management Corp., The Variable Annuity Life Insurance
Company, SunAmerica Capital Services, Inc. and American General Distributors, Inc.
filed an application on August 31, 2011, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a)
under the Act. The order would permit open-end management investment companies
relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On December 8, 2011, a notice of the filing of the application was issued (Investment Company Act Release No. 29879). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Seasons Series Trust, SunAmerica Series Trust, VALIC Company II, SunAmerica Series, Inc., SunAmerica Asset Management Corp., The Variable Annuity Life Insurance Company, SunAmerica Capital Services, Inc. and American General Distributors, Inc. (File No. 812-13952) is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary